EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Nine months
	ended
	September 30,	Fiscal Years
	2015	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(48,571)	$(41,223)	$410	$2,960	$1,125	$(6,831)
Fixed charges to add to earnings:
Interest expense(1)	5,432	4,108	58	63	60	12
Rent interest factor(2)	674	528	477	395	410	394
Total fixed charges	6,106	4,636	534	458	470	406
Earnings before income taxes and fixed charges	$(42,465)	$(36,587)	$944	$3,418	$1,595	$(6,425)
Ratio of earnings to fixed charges(3)	(7.0)	(7.9)	1.8	7.5	3.4	(15.8)

(1)                                 Interest expense includes amortization of debt issuance costs in 2014 and the nine months ended September 30, 2015 of $0.6 million and $0.7 million, respectively

(2)                                 Approximately one-third of rental expense is deemed representative of the interest factor.

(3)                                 For 2010, 2014 and the nine months ended September 30, 2015, earnings were insufficient to cover fixed charges by $6.8 million, $41.2 million and $48.6 million, respectively.